Filed by BioPlus Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BioPlus Acquisition Corp.

Commission File No.: 001-41116

Below is a transcript of the May 3, 2023 investor webcast discussing the proposed business combination of BioPlus Acquisition Corp. and Avertix Medical, Inc.

Slide 1, Title Slide

Tim Moran / Ross Haghighat

My name is Tim Moran, and I am the President and Chief Executive Officer of Avertix. Over the next 30 minutes, we are going to introduce you to what we believe is a life transforming, unique, patented device that has the opportunity to give millions of heart attack survivors enduring peace of mind; physicians recurring revenues from ongoing patient care; and a technology roadmap that will provide for remote patient monitoring and valuable data for future applications. The Guardian, a reimbursed, easily implantable cardiac device, the size of a silver dollar, was approved in late 2021 after years of research, development and testing and is now in full commercialization. I’m excited to share with you the Avertix story.

I would like to introduce Ross Haghighat, CEO of Bios Acquisition Corporation, who will summarize the transaction and introduce the Avertix and Bios Acquisition team

Thank you, Tim. Please refer to slides 2-5 for legal disclaimers.

Slide 6, Title: Summary Transaction Overview

Ross Haghighat

We are excited to share a compelling investment opportunity for BIOS shareholders. Avertix brings a first in class, commercial stage, medical technology platform that delivers valuable benefits to high-risk coronary disease patients who have survived one or more prior heart attacks. Avertix is in rapid growth phase, and we are valuing this transaction at about 2.6x estimated 2025 revenues, when as our identified Avertix’s comps are currently trading at over 5x 2025 revenues.

Slide 7, Title: BIOS Investment Criteria

Ross Haghighat

BIOS evaluated over 45 companies along multiple criteria, signing over 10 NDAs. And after extensive evaluation, the BIOS team concluded that Avertix represents the best choice for its shareholders. BIOS believes Avertix’s unique technology, robust patented portfolio, and FDA approval with attractive reimbursement should create value for BIOS shareholders.

Slide 8, Title: Avertix Presents a Compelling Investment Opportunity

Ross Haghighat

Let me explain, Avertix met all of our ideal partner criteria:

•	Avertix represents over $2bn TAM in a true white space with essentially no direct competition

•	It has the first FDA-approved Class III implantable cardiac monitoring device for cardiovascular disease management

•	Protected by 50+ patents offering strong IP protection that extends to 2041

•	The product has the benefits of an attractive reimbursement

•

And with our ongoing commitment to the company, Avertix is well positioned to reach $75mm in revenue in 2025 with very attractive gross margins. We have been very fortunate to leverage our network, to recruit a seasoned leadership team with a strong commercial track record

•	Fully funded to profitability with an expected $50mm in capital from this transaction

•	And a pipeline of products and services that Tim will discuss in more detail

Slide 9, Title: Speakers

Ross Haghighat / Tim Moran

Avertix is led by a medtech veteran CEO, Tim Moran, who brings over 25 years of medtech leadership experience, having led organizations’ activities from clinical product development through commercialization and global expansion and of course, navigating multiple FDA clearances.

Tim was most recently the CEO of Motus GI, an early commercial stage, medical device company that provides innovative endoscopic solutions for the diagnosis and management of GI conditions. Prior to that, Tim had a $1.4B P/L responsibility that included vascular therapies divisions at Covidien and Medtronic.

Avertix’s CFO, Philip Tom, is also a uniquely qualified professional, with vast knowledge of the capital markets, deal structuring, private to public transition and operations. He was CFO and COO of Hudson MX, a rapidly growing SaaS business, after a tenure in investment banking at Credit Suisse and Insight Partners. Most recently, Phil was a principle at Explorer Acquisition, a serial SPAC sponsor and in fact, the sponsor of BIOS. Phil co-led 3 SPAC IPOs and was part of the team that executed 2 completed deSPACs. We are proud to have him as the CFO of Avertix.

Peter Elia is Avertix’s Chief Revenue Officer who brings decades of senior executive experience in cardiac rhythm management and intervention cardiology sales leadership roles at Boston Scientific, Guidant and BioTronik. Peter will present our commercialization strategy.

Thank you Ross for the introduction. I’m honored to partner with Ross in this transaction. We are excited to be receiving the benefit of his experience and leadership on a post-closing basis. Over the past 25+ years, Ross has been a serial entrepreneur, executive, venture capitalist, and board member for leading public and private health care companies. As the founding board member and investor for Aduro Biotech, he drove the company towards its $2.9bn IPO and strategic pivot to merge with Chinook Therapeutics, to create a leading renal franchise company.

I’d like to point out that Ross has interests in both BIOS and Avertix as described in our presentation materials.

Slide 10, Title: BIOS Board

Ross Haghighat

Thank you, Tim. Our goal at BIOS is not to just complete a transaction, but to help the company thrive as a public entity.

For that reason, we put together a strong board at BIOS, with members that have worked together for a long time. Our board members have successfully created, launched, and built numerous private and public companies that have brought life-transforming devices and drugs to the market.

We are already working to accelerate Avertix’s development and commercialization in the public markets.

Slide 11, Title: Transaction Summary

Ross Haghighat

BIOS and Avertix will combine with an enterprise value of $195mm. The company’s common stock will trade on Nasdaq Global Market under the ticker symbol AVRT.

Assuming no redemptions by public stockholders, the transaction will be funded by a combination of approximately $239 million of cash in trust and, if deemed necessary, a planned PIPE raise of $50mm.

I will continue to be involved in Avertix as Chairman of the Board. And we are excited to have industry veterans on our Board (following BIOS shareholder approval), these professionals include Steve Fletcher, who is part of our sponsor team, and on the Board of a cardiology company called Life Signals. We also expect Joe Berardo, former President of Blue Cross Blue Shield Empire, as well as Tom Mendell, who led healthcare investments at Goldman Sachs and J.P. Morgan to be joining post-closing. Tim?

Slide 12, Title: Avertix Executive Leadership

Tim Moran

Thanks, Ross. I’d like to share a bit more about the Avertix leadership team. We are joined by David Keenan, our Chief Technology Officer, and Sasha John, our Chief Scientific Officer, who have each spent 20 years with Avertix and are key to the product development and pipeline, bringing the company’s history and technical expertise into the present. To lead Avertix’s commercial efforts as a cutting-edge medical device company, the leadership team is rounded out by Peter Elia, Avertix’s Chief Revenue Officer, and Holly Windler, Avertix’s Senior Vice President of Global Marketing.

Slide 13, Title: It’s About Time

Tim Moran

So let’s jump into the presentation. Approximately every 2.6 minutes, somewhere in the United States, a heart attack survivor experiences a second cardiac event.

At Avertix, our mission is to ensure these patients are cared for and protected, which is why we’ve developed Guardian, the world’s first and only Class III, FDA approved heart attack detection and early warning system.

Slide 14, Title: Before Guardian Fear and Anxiety of Another Heart Attack (1)

Tim Moran

In the US alone, more than 8 million people have suffered a heart attack likely find themselves anxious and concerned on a daily basis. Before Guardian, they were constantly wondering “When will I have another heart attack and will this interfere with my ability to live a normal life?”.

We believe these patients are seeking one thing, “Peace of Mind.”

Slide 15, Title: Before Guardian Fear and Anxiety of Another Heart Attack (2)

Tim Moran

The fear these patients have is not unfounded. The anxiety associated with having another heart attack negatively impacts daily life. Studies have shown people find themselves refraining from exercise, intimacy and other previously enjoyed activities.

Let me share a few staggering statistics:

About one quarter of these patients will indeed suffer a second event. What’s worse? 25% of these heart attacks will be SILENT, with no indications or symptoms at all, until it’s too late. Finally, a randomized control study we conducted of nearly 1000 patients showed that WITHOUT Guardian, it took nearly 13 hours for these patients to arrive at a care facility to receive medical intervention. Time is precious during these events, and time to treatment is a key determinant of patient outcomes.

Slide 16, Title: The Guardian Provides Peace of Mind and Better Decisions, Faster

Tim Moran

Now, Avertix has a solution.

With Guardian, the first and only FDA-approved cardiac monitoring and alerting platform designed for the early detection of heart attacks, patients have the opportunity to live their lives more fully, and with the peace of mind that their heart health is being monitored, effortlessly, 24/7/365.

Guardian is an innovative implantable cardiac device that serves as a continuous monitor, tailored to the needs of each individual patient, always ready to alert the patient when to see a doctor, or seek urgent medical care.

Slide 17, Title: The Guardian, A New Paradigm in Cardiac Care

Tim Moran

Guardian has been approved by the FDA and is reimbursed by the Centers for Medicare and Medicaid Services. The system is driven by a patent protected, proprietary algorithm, using machine learning to monitor and adapt to the specific needs of each patient.

Guardian is designed to continuously monitor and analyze the patients’ unique electrogram enabling comprehensive patient management and improved clinical decision support, leading to better, faster decisions for the patient and their caregivers.

Slide 18, Title: How We Got Here

Tim Moran

Embarking on a clear mission to save lives, Avertix set out to develop a user friendly, patient specific platform for heart attack detection and alerting. Founded in the early 2000’s, Avertix has invested the time and resources necessary to bring Guardian to the market.

Following a rigorous development phase for class 3 implantable PMA devices, Guardian was approved by the FDA for its first “commercial ready” device in late 2021. Shortly thereafter, in January of 2022, CMS reviewed the system and awarded the Company with reimbursement under the coveted Transitional Pass-Through Payment.

With critical regulatory and reimbursement milestones secured, Avertix is now accelerating its investment in leadership AND a broad commercial footprint to deliver the Guardian to patients across the globe.

Slide 19, Title: Strong Foundation Driving Commercial Expansion

Tim Moran

Avertix believes it has established a significant foundation that we expect will enable our rapid growth. Guardian is approved by the FDA, has secured reimbursement, and provides compelling physician and site of care economics.

To protect our first mover-advantage, the company has robust patent protection and stable manufacturing. Finally, unlike other innovations that require clinicians to adopt new techniques and workflow, Guardian is implanted using a common procedure similar to that of a single chamber pacemaker.

We believe this solid foundation positions the Company with the opportunity to drive significant revenue in a new cardiac white space, starting with the large, multibillion dollar US market. Based on management’s analysis, we’re projecting $75M in annual sales by the end of 2025, supported by healthy med-tech gross margins, and multiple geographic expansion opportunities. Our growth plan is led by a world-class, proven leadership team.

Slide 20, Title: US TAM with significant whitespace

Tim Moran

Let’s take a closer look at the addressable market. In the US alone, according to Survivors Have Heart, there were over 8 million heart attack survivors. Additionally, another 800,000 new heart attacks, including first and repeat attacks, will occur annually. While ALL patients who have previously experienced a heart attack are considered high risk, about 25% are at even GREATER risk due to comorbidities such as diabetes, renal insufficiency, and obesity. The service obtainable market in the US surpasses $2B. And, in terms of geographic expansion opportunities, we believe Rest of World represents a market up to 7.5x the size of the United States.

Slide 21, Title: Rapid Revenue Growth

Tim Moran / Phil Tom

I’d like to now ask Phil Tom, our Executive Vice President, and Chief Financial Officer to provide additional details on our 3-year revenue outlook. Phil….

Thanks Tim. As you can see, we’ve seen incredible adoption to date as the product has resonated with physicians, patients, and their loved ones. We started this year with an approximately $4m budget for revenue, which would have represented ~400% year over year growth, and have increased that to an approximately $6m budget as Pete and his team continue to outperform and ramp faster than expected.

Over the next few years, we expect sales to continue to grow quickly with total sales reaching $75m by the end of 2025. This growth will be driven by a nationwide sales team covering 200+ accounts, made up of primarily Ambulatory Surgery Centers, or ASCs, and hospitals. By the end of 2024 and beyond, we expect revenue to be split roughly 2/3rd US and 1/3rd outside US. We have a robust outside the US strategy which we’ll hit on later in the presentation, but one important thing to note is these revenue figures for OUS represent only fully contracted distribution agreements in MENA and APAC.

Aside from our robust revenue growth, we also enjoy healthy unit economics. Our implant currently yields gross margins consistent with scaled medtech businesses, resulting from our TPT reimbursement rates and thoughtful manufacturing. More to come later in our presentation on some other exciting opportunities which we expect will drive that number higher. These anticipated healthy gross margins, coupled with our strong OPEX efficiencies, are expected to drive our business to EBITDA positive in the second half of 2025. As a result, with only $50M in additional funding, we expect to reach breakeven.

Tim – back to you.

Slide 22, 23, Title: The Solution (break slide, then 1st content slide)

Tim Moran

Thanks Phil. Let’s discuss our technology in greater detail. The Guardian platform consists of both hardware and software components. The hardware is our implantable device, and the software consists of our patent-protected Aurora algorithms.

Every 90 seconds, Guardian measures a patient’s ST-segment and compares it to their baseline — notifying the patient in real-time if they need to seek immediate medical attention. The patient is notified using multiple modalities, including vibration in the chest, and audio-visual alerts to a small, handheld receiver. The programmer is used to communicate wirelessly with the implant for parameter setting and stored data retrieval.

Slide 24, Title: Proven Impact and Benefits of Guardian

Tim Moran

So let’s go a little deeper into our alerting system.

Guardian continuously monitors the patient’s electrogram for rapid changes that indicate when their heart muscle is not receiving enough oxygen. The system can detect a heart attack even if a person has no symptoms at all, and the technology is characterized by actionable data in two settings. When the Guardian detects a potential Acute Coronary Syndrome event, it initiates an “Emergency Alarm, which vibrates inside the patient’s chest, alerting them to call 9-1-1. This alert, on average, gets the patient to the emergency room up to 8x faster than without Guardian. Research shows that every 30 minutes you save after a cardiac event leads to a 7.5% lower mortality rate. The time to diagnosis is a critical component to life-saving treatment.

The Guardian also provides non-urgent “See Doctor” alerts if there is a condition that requires attention but does not indicate a heart attack. As an example, a See Doctor alert can occur if a patient forgets to take their Beta Blocker, since the Guardian will detect fast heart rates. See Doctor alerts can also occur due to detection of arrhythmias, or other abnormal heart rates or rhythms that merit review by a doctor.The takeaway is the Guardian’s ability to serve as an early warning system leads to faster time to care, preservation of heart muscle, and eliminates the uncertainty of relying on symptoms alone. This peace of mind is critical to patients and serves as an important decision support tool for physicians.

Additionally, a study published in JAMA Internal Medicine, a monthly peer-reviewed journal, found that of the 42 million chest pain related patient visits to the ER, only 5.5% led to a serious diagnosis. The Guardian not only provides a sense of security and peace of mind, but also reduces unnecessary visits to the hospital, resulting in cost savings for the patient, and operational efficiencies for the hospital.

Slide 25, Title: The Avertix Platform Today

Tim Moran

As we discussed, The Guardian platform consists of both hardware and software components.

In terms of commercialization, we are rapidly growing our installed base of patients who today are benefitting from Guardian’s detection and early warning system. The implant has a 6-year life during which time we capture a captive and growing patient pool. We’ll discuss the additional planned platform expansions in a few minutes, as well as the follow-on revenue streams that they represent for the Company.

Slide 26, Title: Alerts Study Slide

Tim Moran

The ALERTS study that we conducted was a prospective, randomized, multi-center study with the FDA for 100 centers and 1,000 subjects who were at a high-risk of having recurrent ACS event. Let me share a key finding from the study. For patients in the control group, as it related to STEMI and NSTEMI’s, the time from onset to arriving at a treatment facility approached almost 13 hours. Conversely, for patients who had Guardian they arrived for care almost 8X faster, in less than 2 hours. This improvement in time allows for faster treatment, and reduction in the deterioration of the patient’s heart muscle.

In addition, during the study, Guardian detected more than 40 SILENT heart attacks, where otherwise the patient would have not known they were experiencing an attack. Guardian showed a positive predictive value of 91%, which led to a 26% reduction in unnecessary Emergency Room visits. Not only were these findings clinically compelling, but reducing ER visits may provide significant cost benefits to understaffed Hospitals, thereby potentially leading to additional uptake from physicians and health facilities.

Slide 27, Title: Quality of Life

Tim Moran

We believe Quality of Life and Peace of Mind are top priorities for patient’s following their first heart attack. During the ALERTS study, 70% of the patients surveyed, on average after six and twelve months, reported an overall improvement in quality of life. The security and confidence Guardian provided improved their safety and well-being, their willingness to exercise, and overall anxiety levels. These positive benefits are further amplified when you consider the impact a heart attack has on a patient’s loved ones.

Slide 28, Title: Positioning Focuses on Unprotected Patient’s

Tim Moran

Let me share a bit more about how we’re positioning Guardian in the market. Ejection Fraction, called EF, is simply a measurement that a physician uses to gauge a patient’s heart health. Your ejection fraction is the amount of blood that your heart pumps each time it beats. This is an important concept as it relates to the patient population best served by our Guardian system. Today, patients who have an EF below 35 are indicated to receive an implantable cardiac defibrillator. Unfortunately, patients who have an EF greater than 35, and who have had a prior heart attack, are typically sent home with limited or no treatment. Until now. Guardian’s diagnostic capabilities provide physicians the ability to monitor these “high risk” patients around the clock, knowing that if another heart attack occurs, their patient will be prompted to seek immediate care. Additionally, because of the high-fidelity data our platform tracks and stores, physicians can review changes in their patients’ cardiac profile and intervene when necessary.

I’d now like to ask Peter Elia, Chief Revenue Officer, to walk you through our commercial strategy. Peter…

Slide 30, Title: Proven Commercial Leadership

Peter Elia

Thanks, Tim. Moving onto our commercial strategy, I’d like to take a minute to introduce our commercial leadership team. Mike, Arin, Caesar and Tim are all executives with extensive backgrounds in interventional cardiology or cardiac rhythm management. The cardiac space is foundationally based on relationships, and our leadership team has deep expertise and an extensive rolodex in the cardiac space.

It is important to note that the team is having great success in hiring sales reps with field expertise and experience from leading medical device companies. The legacy relationships the team brings is a critical component to the expansion of our footprint, as shown on the bottom right corner of the slide.

Slide 31, Title: Commercial Playbook

Peter Elia

Beyond attracting and hiring top commercial talent, our network referral and scalable execution model is paramount to understanding the organic growth and adoption patterns we are seeing. The peer to peer concept is twofold: first, a physician, likely an electrophysiologist, often has various facilities in which they practice – hospitals, ambulatory surgery centers, etc. We then draft a contract with the multiple facilities that a doctor will go to, penetrating these facilities through one relationship. Additionally, physician relationships are strong, and referrals from physician to physician has been an incredible portion of adoption, yielding the natural expansion we are seeing.

Slide 32, Title: ASCs

Peter Elia

Ambulatory surgery centers, or ASCs, are a key focus to our commercial strategy. This is a high growth sector and the fastest growing segment. The Guardian reimbursement process is robust, and allows for favorable economics, regardless of the type of facility (ASC or hospitals). We are seeing good growth in ASCs, as some are private equity backed, and physicians have ownership in the ASCs.

Slide 33, Title: Hospital Presence

Peter Elia

Hospitals have similar favorable economics. I want to call attention to the hospital systems listed. These hospital systems yield national contracts, which further drives our growth and adoption rates. Most recently, we signed a national contract with a large healthcare system, which has over 50 hospitals in their umbrella. Gaining traction with institutional partners shortens amount of ramp time and is key to our commercial strategy and success.

Slide 34, Title: Case Studies

Peter Elia

I want to take a minute to review 2 case studies and the immediate learnings from the field. First, we are using our daily diagnostic tools to help doctors manage their chronic, ischemic patients. Chronic ischemic patient management is a large portion of our business. In addition, we are seeing early Arrythmia detection through the use of our daily arrythmia diagnostic tools. The Guardian device is put in for post MI patients for the protection against another heart attack, but with the use of these powerful diagnostic tools it yields for therapies like Shockwave on the left hand side of this slide, and ablation therapy technologies like Pararpulse (acquired by Boston Scientific), on the right. The Guardian has strong holding power with physicians, with physician feedback confirming this solution is a highly sophisticated product with such diagnostic yield.

Slide 35, Title: Global Business

Peter Elia

Lastly, let’s discuss our international strategy. This slide speaks for itself, showing a strategic list of countries where our applications are approved, pending, and planned for submission. Additionally, we recently entered into a distribution and research & development partnership in the AsiaPac region with Hydrix, as well as a distribution and supply agreement in the Middle East North African region, otherwise known as MENA with a prominent health care distributor in the region, which we believe will enable extensive growth internationally. We are in early discussions with high quality partners in Europe and China as well.

I will now turn it back to Tim to discuss the technology roadmap. Tim?

Slide 37, 38, Title: Avertix Platform Expansion

Tim Moran

Great. Thank you, Peter. So let’s look a bit more closely at our product roadmap and planned follow-on innovations. Our proprietary Aurora algorithm will serve as the backbone for our platform. We’re currently working toward a half one 2024 submission to the FDA to provide our Guardian implant with cloud connectivity. We anticipate this will enable real-time, bi-directional communication between the patient, their physician, and their loved ones. We believe the addition of cloud connectivity will provide additional valuable detail to physicians as they find efficient methods for serving their cardiac patients. We also see this as an opportunity to unlock a remote patient monitoring recurring revenue stream.

From a device hardware perspective, we’re evaluating the development of a Guardian SubQ implant, which we believe has the potential to expand our offering to more patients and provide for easier adoptability. As these projects progress, we intend to provide additional updates to the market.

Slide 39, Title: Upcoming Key Milestones

Tim Moran

Over the next 8 quarters, we anticipate having meaningful catalysts that we believe will further accelerate our growth and uptake in the global market. We plan to continue to invest in our US commercial footprint and execute on several material distribution agreements outside of the US. We intend to continue to develop additional platform expansions and work toward securing important regulatory approvals that sustain our growth plan and projections.

I will now hand the call back over to Phil for a few additional financial comments, Phil?

Slide 41, Title: Rapid Revenue Growth

Phil Tom

Thanks Tim. This is the same slide we covered at the beginning of our presentation. I hope from the last 30 minutes, we’ve explained how between our strong foundation of FDA approval, TPT code, high gross margins, and other factors; coupled with our commercial teams demonstrated success, leads us to feel confident about these projections. This is not a boil the ocean or TAM-driven model. This is a bottoms-up model, with a pipeline built by our sales team’s deep network. As an example, our management team’s projection of $24m in US revenue next year represents just 45 implants a week for next year on average.

More importantly, these revenue projections represent only revenue from the implant at our current TPT price. As Tim mentioned, we are excited about the other levers and revenue opportunities in remote patient monitoring. Although we as a management team have been intentionally conservative and have kept those opportunities out of the revenue, the costs for building that pipeline are reflected in our projected overall cash needs.

Slide 42, Title: Avertix Revenue Streams: Untapped Upside

Phil Tom

As you can see on this page, only the implant is highlighted in blue as our only current projected source of revenue, but as the other streams are tapped, we expect revenue and gross margins to improve significantly. To double click on some of the opportunities, we expect a revenue share on physician visits as we’re able to help schedule and document the recurring visits driven by our implant. We expect a monthly subscription fee for patient monitoring, similar to some diabetes apps in the market today, helping keep patients and their loved ones informed about their health. And lastly, we are excited about the potential in sharing our high-fidelity data. The ST data we collect 24/7/365 is truly the gold standard – partnering and providing that to others, or building those functionalities in house, to make better decisions, faster, will continue to help deliver better patient outcomes.

Tim, back to you.

Slide 43, Title: Wrap Up Slide

Tim Moran

Thanks, Phil. And I’d like to thank everyone for participating in today’s presentation.

Avertix offers a compelling opportunity to transform the treatment and protection of high risk cardiac patients. As the first and only FDA-approved cardiac monitoring and alerting platform designed for the early detection of heart attacks, Avertix has an unwavering commitment to save lives. We are thrilled to begin our journey towards becoming a public company and we’re grateful for your interest in Avertix. We look forward to speaking with you individually in the coming months to go further into what we believe is a company poised to create meaningful shareholder value over both the short and long term.

Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “would,” “plan,” “potential,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of present or historical fact included in this document, regarding BIOS’ proposed acquisition of Avertix, BIOS’ ability to consummate the proposed transactions, the benefits of the proposed transactions and the combined company’s future financial performance, including financial projections, as well as the combined company’s strategy, demand for products and services, use cases for products and services, anticipated business model and future operations, estimated financial position, estimated revenue growth, prospects expectations, estimated market growth, size and opportunity, plans and objectives of management, among others, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Avertix’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the inability of the parties to successfully or timely consummate the Transaction; the risk that the Transaction may not be completed by BIOS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline by BIOS; failure to realize the anticipated benefits of the Transaction; the inability to complete a PIPE financing; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement; Avertix’s history of operating losses; Avertix’s ability to engage physicians to utilize and prescribe its solution; changes in reimbursement practices; technological changes in Avertix’s market; Avertix’s ability to protect its intellectual property; Avertix ‘s material weaknesses in financial reporting; and the Avertix’s ability to navigate complex regulatory requirements. The foregoing list of factors is not exhaustive. Please carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus to BIOS’ registration statement on Form S-1, as amended

(File No. 333-249676), the registration statement on Form S-4 to be filed with the SEC by BIOS and other documents filed or that may be filed by BIOS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

There may be additional risks that neither BIOS nor Avertix presently know or that BIOS and Avertix currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BIOS’ and Avertix’s expectations, plans or forecasts of future events and views as of the date of this document. BIOS and Avertix anticipate that subsequent events and developments will cause BIOS’ and Avertix’s assessments to change. However, while BIOS and Avertix may elect to update these forward-looking statements at some point in the future, BIOS and Avertix specifically assume no obligation and do not intend to do so, nor do they intend to revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. These forward-looking statements should not be relied upon as representing BIOS’ and Avertix’s assessments as of any date subsequent to the date of this document. Neither BIOS nor Avertix gives any assurance that either BIOS or Avertix, or the combined company, will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements as predictions of future events.

Important Information

BIOS intends to file with the SEC a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of BIOS, which will be both the proxy statement to be distributed to holders of BIOS’ ordinary shares in connection with the solicitation of proxies for the vote by BIOS‘ shareholders with respect to the proposed Transaction and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Transaction. After the Registration Statement is declared effective, BIOS will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. BIOS shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with BIOS’ solicitation of proxies for its shareholders’ meeting to be held to approve the Transaction and related matters because the proxy statement/prospectus will contain important information about BIOS and Avertix and the proposed Transaction.

The definitive proxy statement/prospectus will be mailed to shareholders of BIOS as of a record date to be established for voting on the proposed Transaction and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: BioPlus Acquisition Corp., 260 Madison Avenue, Suite 800, New York, NY 10026 or by emailing info@Biosspac.com

Participants in the Solicitation

This document is not a solicitation of a proxy from any investor or securityholder. However, BIOS and Avertix and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from BIOS’ shareholders with respect to the proposed business combination and related matters. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of BIOS and Avertix in the proxy statement/prospectus relating to the proposed business combination when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.